January 13, 2011

Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:           Flint Telecom Group, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed October 21, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
File Number 001-15569

Dear Mr. Spirgel:

By letter dated December 28, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Flint Telecom Group, Inc. (“Flint” or the “Company,” “we,” “us,” or “our”) with its comments on the Company’s (i) Annual Report (the “Annual Report”) on Form 10-K, filed on October 21, 2010 and (ii) Quarterly Report (the “Quarterly Report”) on Form 10-Q for the period ended September 30, 2010, filed on November 15, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1. To the extent applicable, please revise your Form S-l filed on December 3, 2010 (File No. 333-170953), to reflect the comments issued below.

RESPONSE: The Company withdrew the above referenced S-1 Registration Statement (the “Registration Statement”) on January [●], 2011. However, at such time as the Company decides to re-file the Registration Statement, the Company will revise the Registration Statement in order to incorporate the Staff’s comments below.

Form 10-K for the Year Ended June 30, 2010
Part I

Item 1. Business, Part II. page four

2. Tell us whether the subsidiaries that were disposed of in 2010 were acquired prior to your 2008 reverse merger.

RESPONSE: The subsidiaries that were disposed of in 2010 were not acquired prior to our reverse merger in 2008; they were acquired in January of 2009. We have amended the Annual Report and the Quarterly Report to reflect this information.

Available Information and Forward Looking Statements. page 9

3. Update the Commission’s current address. Since your common stock is considered a penny stock, you may not rely upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Please revise to remove the reference.

RESPONSE: We have revised the Annual Report to update the Commission’s current address and to remove the reference to the Private Securities Litigation Reform Act of 1995 (See page 9 and 10 of the Annual Report).

Item 9A(T). Controls and Procedures. page 19

4. Please revise to clarify that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the report.

RESPONSE: We have revised the Annual Report to disclose that the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2010 (See page 19 of the Annual Report).

Part III

Item 10. Directors and Executive Officers of the Registrant. page 20

5. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

RESPONSE: We have revised the Annual Report to include the required disclosure under Item 401(e)(1) of Regulation S-K (See page 20 of the Annual Report).

Item 11. Executive Compensation, page 23

6. Tell us why Mr. Fried has not been included in your Summary Compensation Table.

RESPONSE: Mr. Fried was mistakenly not included in our Summary Compensation Table because under the former Commission rules he was not paid at or over $100,000 in total compensation during the fiscal year ended June 30, 2010.  Although his employment contract states that his annual salary shall be $186,000 beginning February 23, 2010, Mr. Fried has not been paid his full monthly salary.  Additionally, the dollar amount recognized for his unvested restricted common shares that he was granted as part of his employment had a total value for fiscal year 2010 of $45,000.  However, under the new rules, the aggregate grant date fair value of stock awards are to be used, rather than the amount recognized for financial statement reporting purposes and therefore, the total value of his stock grant award was $360,000.

Therefore, we have amended the Annual Report to include Mr. Fried in the Summary Compensation Table (See page 23 of the Annual Report).

7.      Please revise to disclose the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB Accounting Standards Codification Topic 718.

RESPONSE: We have revised the Annual Report to comply with FASB Accounting Standards Codification Topic 718 (See page 23 of the Annual Report).

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 25

8. Please revise to disclose the natural persons who control AGS Capital Group LLC.

RESPONSE: We have revised the Annual Report to include the above referenced information (See page 28 of the Annual Report).

9. Please revise to reconcile the share ownership attributed to Vincent Browne. For example, while you disclose that he controls Flint Telecom Ltd., you also attribute only 13,862,071 shares held by that entity (out of the 21,003,139 noted in the table) in footnote four. Please advise and revise.

RESPONSE: Vincent Browne owns 65.99% of Flint Telecom, Ltd., or 13,862,071 shares out of the 21,003,139 total shares owned by Flint Telecom, Ltd.  However, because Mr. Browne has majority control over Flint Telecom, Ltd., he would have control over 100% of how those shares are voted, not merely his 65.99% ownership proportion.  We have revised the Annual Report accordingly (See page 27 of the Annual Report).

Consolidated Balance Sheets. page F-3

10. We note that Michael Butler has the right to rescind the convertible preferred stock agreement in the event that you should enter into a voluntary or involuntary bankruptcy.  Please tell us how you considered ASC Topic 480-10-S99 when evaluating whether the preferred stock should be classified in the mezzanine in your balance sheets. Tell us what would occur if Michael Butler decides to rescind the agreement should a required event occur.

RESPONSE: Following a review of ASC Topic 480-10-S99, we have concluded that the preferred stock should be classified in the mezzanine in our balance sheets.  We have restated our balance sheets to properly classify this balance.  If Michael Butler decided to rescind the settlement agreement should a required event occur, his preferred shares would be cancelled and the amount he is owed would be reclassified back to being an unsecured liability.

Statement of Stockholders Equity (Deficit) and Other Comprehensive Loss. page F-6

11. Please tell us in detail what is included in accumulated comprehensive loss. Refer to your basis in the accounting literature.

RESPONSE: Included in accumulated comprehensive loss was the unrealized loss associated with the CHVC shares that were available for sale. This was accounted for in accordance with ASC 320-II.

2. Significant Accounting Policies, page F-13

Revenue Recognition, page F -13

12. We note your disclosure on pages 4 and 5 that you sell numerous products and services. However, your revenue recognition policy is brief and does not provide adequate insight into how you recognize revenue for the various services that are provided by you. Please expand your policy to discuss how you recognize revenue for each type of product and service offered and explain in detail why your accounting is appropriate.

RESPONSE: We have revised the Annual Report to include the requested disclosure (See page F-13 of the Annual Report).

13. In addition, you disclose that Phone House, Inc. is a master distributor for discount calling products. These products are currently sold through a network of over 90 private distributors and over 10,000 retail outlets. Furthermore, you state that Flint Prepaid is a retail focused company selling directly to end-users through master distributers and retailers. For all of your prepaid products and services, tell us if you recognize revenue upon sale to a distributor, sale to a retailer, sale to the end user or when the prepaid service is provided. Disclose your return policy regarding these prepaid cards and services. Tell us whether you are obligated to provide services to the end user in any circumstance.

RESPONSE: The Company operates two businesses that provide prepaid telecom products and services.  Phone House Inc. is a master distributor of prepaid calling cards and mobile products purchased from third party calling card and wireless service providers (“Phone House”).  Phone House recognizes revenues on these products when activated cards are delivered to channel partners, including retailers, resellers or other distributors. Any subsequent returns from the channel are credited to the partners and disclosed revenues are reported net of such returns. Returns are first placed back in Phone House inventory for resale to other partners or ultimate return to suppliers if appropriate. Phone House is not obligated to provide service to the end customer after sale to the partners. Phone House bears full responsibility for inventory purchased from suppliers and carries 100% of the credit risk for products sold to the channel.

Flint Prepaid Inc. is a provider of prepaid calling cards and wireless services (“Flint Prepaid”). Revenue from the sale of calling cards is recognized when the cards are used and the funds are received from the respective distribution channel.  Once the cards are used, the cards are not returnable.  Up to that point, the cards may be returned by the distribution channel at any time, which will have no revenue impact on the Company.  Wireless services are recognized as revenue when services are provided, primarily based on usage and/or the assessment of applicable monthly service fees. Handset equipment sales are recognized at time of sale to the end customer and counted in inventory while at the channel partner premises. Flint Prepaid is obligated to deliver service to end customers for activated cards and active wireless accounts until the advertised usage is expired and accrues unused minute costs for activated cards and active accounts at the end of each period. Wireless services were not active during the fiscal year ended June 30, 2010 or the quarter ended September 30, 2010, but are anticipated to be active for the quarter ending March 31, 2011.

14. Also, provide us with your analysis of ASC Topic 605-45 with respect to the general concept of reporting gross or net for your sales of prepaid cards and services.

RESPONSE: Based on the indicators of gross versus net reporting conditions outlined below, we feel that gross reporting is warranted.

Condition:		Comments:
The entity (not the supplier) is the primary obligor in the transaction and it is responsible for fulfillment of the order and for the customer's acceptance of the goods or services sold.	PARTIAL
Phone House does not sell direct to retail customers but to other distributors, resellers and retailers. In that position, Phone House is the primary obligor in the transaction with its direct customers. Phone House is not the primary obligor to the end customer but that contractual relationship lies with the retailer and the end customer and the provider of the cards themselves.

The entity bears general inventory risk (i.e., it takes title to the goods) before the customer's order is placed or upon the customer's return.	MET
This is the case with PH who will take delivery of activated cards in advance of channel orders and definitely in advance of customer usage. Also, PH works with multiple vendors in this way. PH has a safe on premise to store the cards inventory and carries a value in the accounts reflective of the costs already invoiced by and payable to suppliers.

The entity (within market constraints) has reasonable latitude to establish the selling price.	MET
Phone House has full discretion to set the price it charges to the retailers (its customers) for the products. Phone House’s cost price is based on varying discounts from the list price. Phone House then charges varying amounts to its customers depending on factors such as volume, position, demographics etc. The supplier has no insight into the prices charged to our customers and the ultimate margins reported by Phone House are directly related to the price charged to the channel and the costs received from multiple suppliers which will vary per customer and product sold.

The entity has the discretion to select the supplier (among many) for a product or service ordered by the customer.	MET
In the case of choice of cards and what is sold in the market. Phone House works with multiple product providers (IDT, Locus, TouchTel etc.) each of whom offer similar products (prepaid calling) at different price points and terms for the end customer. Phone House decides which particular products to offer to its customers to maximize revenues and customer penetration via channel partners. The suppliers do not know what stores their cards are sold in or what price that store paid for the cards.

The entity is involved in the process of determining the product's specifications.	PARTIAL
Whereas each supplier brings out standard cards, they will also provide custom cards or their own branded cards with calling plans specified by Phone House. Phone House has done this with both IDT and TouchTel who deliver a specific card targeted at specific communities, at particular times of year or focused on specific destinations specified by Phone House. The cost to Phone House will also vary on these cards in line with the end particular product delivered.

The entity bears physical loss inventory risk (i.e., title to the product is transferred to the entity at the supplier's shipping point and then to the customer upon delivery).	MET
Phone House carries full inventory risk for activated cards and if lost by Phone House, Phone House must pay either way. Title is passed to at time of card activation, which is requested by Phone House prior to onward shipment to the customers. Phone House has a safe on premise to store the activated cards inventory. The Company also reports an inventory value in the accounts based on the actual cost price invoiced from suppliers for delivered cards.

The entity bears credit risk for the amount billed to the customer and thus must pay the supplier in the event the selling price is not fully collected.	MET
Phone House carries the full risk for activated cards sold through the channel where the channel subsequently does not pay. We reported over $300k last FY for bad debt. There is no comeback with the suppliers in this event.

NET REPORTING CONDITIONS:
The supplier is the primary obligor in the transaction	PARTIAL
Phone House does not sell direct to retail customers but to other distributors, resellers and retailers. In that position, Phone House is the primary obligor in the transaction with its direct customers. Phone House is not the not the primary obligor to the end customer but that contractual relationship lies with the retailer and the end customer and the provider of the cards themselves.

The amount per transaction earned is fixed or is a stated percentage.	NOT TRUE	Each product is a known cost. However, we have reasonable latitude to establish the selling price. Therefore, the earnings per transaction is not fixed.
The supplier bears credit risk in the event of nonpayment by the customer.	NOT TRUE	Phone House has 100% credit risk for payments from its customers. In FY 2010 we reported over $300k in bad debts from Phone House customers.

4. Acguisition and Subseguent Partial Discontinuation and Partial Disposition of the CHVC Acquisition Companies, page F-16

15. With regard to your January 29, 2009 acquisition of six subsidiaries of China Voice Holdings Corp. and subsequent May 28, 2010 settlement agreement with CHVC, disclose the following in your management's discussion and analysis and notes to your financial statements:

•	The business purpose for buying these subsidiaries.

•	What happened during 2009 and early 2010 that made you decide to "shut down" four of the six subsidiaries.

•	Who actually acquired the assets of these subsidiaries and what happened to the operations related to these four subsidiaries.

•
Why CHVC agreed to forfeit its right to the repayment of the rest of any and all principal amounts due from the $7,000,000 promissory note and Series C Preferred Shares, and return 15,800.000 shares of your common shares.

•	Why CHVC is a related party.

RESPONSE: We have revised the MD&A section to include the requested disclosure above (See pages 14 and F-16 of the Annual Report).

5. Acquisition and Subsequent Disposition of Semotus Solutions. Inc., page F-16

16. With regard to your October 1, 2008 acquisition of Semotus Solutions, Inc. (Semotus) and subsequent January 29, 2009 sale of Semotus to Mr. Anthony LaPine, disclose the following in your management's discussion and analysis and notes to your financial statements:

•	The business purpose for buying Semotus.

•	Why you chose to sell this business within four months of its purchase.

•	Why you sold this business to Mr. Anthony LaPine versus an unrelated third party.

•	How you determined the sales price. For example, explain why the sale price was the 3,508,000 shares of Flint restricted common stock that you had issued in the original purchase.

•	What is included in net loss of $1,311,835 in discontinued operations.

RESPONSE: We have revised the MD&A section to include the requested disclosure above (See pages 15 and F-16 of the Annual Report).

9. Related Party Transactions, page F-l8

Michael Butler Debt Restructure, page F -19

17. We note that you issued convertible preferred stock that converts at a discount to market price. Please:

•	Tell us how you accounted for these convertible preferred stock issuances including your evaluation of any beneficial conversion feature.

•	Tell us how you accounted for the discount and where you accrued for the dividends and related penalties in the financial statements.

•
Provide us with more details of the conversion feature. Tell us whether it contains any reset provisions, In this regard, we note your statement “the conversion price in effect at the time of conversion.”

Refer to your basis in the accounting literature that supports your accounting. Revise your disclosures accordingly.

RESPONSE: Although the Series E Preferred shares convert at a 20% discount to the market at the time of conversion, the conversion price is always subject to a $0.275 per share minimum floor price. The 20% discount to the market price was and is intended to be a benefit to the shareholder should the share price go above $0.275 per share.  As of the date of the transaction (February 5, 2010), the market price was $0.082 per share, and at today’s market price of less than a penny per share, all of the Series E preferred shares would convert at the $0.275 minimum per share conversion price into a total of 10,981,818 common shares.  This is disclosed in the Form 8-K that was filed on February 11, 2010. The only instance in which the conversion price would change is as a result of a stock split or declaration of a dividend in the form of issuing additional common stock. There are no other reset provisions in the Series E Preferred Stock. In addition to the restatement discussed in Comment 10 above, the accrual of dividends and related penalties have been recognized and disclosed in the restated financial statements and charged against paid-in-capital.

15._Promissory Notes and Convertible Promissory Notes, page F-23

18. Tell us how you considered ASC Topic 470 for your numerous debt modifications.

RESPONSE: ASC Topic 470 Analysis:

Date of Restructure and Parties Involved	Original Date of Note	Original Terms	New/Changed Terms*
Aug/Sept. 2009 (Flint Ltd./ various 3rd prts)	9/30/08	Principal Amount: $202,500 Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible	$91,850 of the $202,500 modified to become convertible at $0.275/share. No beneficial conversion feature (“BCF”).
January 2010 (Dunne/Sunny)	4/30/09	Principal Amount: $200,000 Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible
$50,000 of the $200,000 modified to become convertible at 50% of the lowest closing price for Flint’s common stock during the previous 20 trading days. Recognized BCF of $40,000.
New Maturity Date of 7/27/10

May 2010 (Dunne/Sunny/ LSV)	4/30/09	Principal Amount: $200,000 Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible
$51,500 of the $200,000 modified to become convertible at 50% of the lowest closing price for Flint’s common stock during the previous 20 trading days. Recognized BCF of $51,500.
New Maturity Date of 5/27/2012.

May 2010 (Dunne)	4/30/09	Principal Amount: $200,000 Maturity Date: 9/30/2011 Int. Rate: 15% Non-Convertible
$98,500 of the $200,000 modified to become convertible at 50% of the lowest closing price for Flint’s common stock during the previous 20 trading days. Recognized BCF of $98,500.
New Maturity Date of 5/29/2012; New interest rate of 18%.

June 2010 (Davis/Jahoco)	11/10/08	Principal Amount: $250,000 Maturity Date: 3/30/09 Int. Rate: 15% Non-Convertible
$250,000 modified to become convertible at
a 20% discount of the average closing price over the five trading days prior to the day of conversion the market price.  Recognized BCF of $66,974 in Q1 of 2011.
New Maturity Date of 6/17/2012;
No Interest Rate.

June 2010 (Lavery)	9/1/09	Principal Amount: $540,000 Maturity Date: 3/31/2011 Int. Rate: 10% Convertible at $0.275	Re-Payment terms changed; Maturity Date extended to 7/31/12.
June 2010 (Davis)	Various: See Davis Settle Agreement	Various Notes and Investment totaling in Principal Amount to $1,475,000.
$800,000 modified to be paid under a cash payment plan;
$1,530,000 issued in preferred stock.
Fair value of equity interest transferred and notes payable was in excess of carrying amount by $804,161. Recognized loss on transfer totaling $804,161.

* If an item isn’t included in the Changed Terms column, it stayed the same as the original terms.

Form 10-Q for the Quarter ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 23

19. Please expand your disclosure to update for developments relating to the AGS and Kodiak equity line agreements and address the likelihood that you will be able to raise the full $10 15 million under this the Kodiak financing agreement.

RESPONSE: We have revised the Quarterly Report to include the above disclosure (See page 38 of the Quarterly Report).

20. We note that you have several obligations that are past due and in default. Quantify the aggregate amount that is past due and currently in default. Discuss the steps management is taking to satisfy these obligations and assess, based upon information known to management through discussions with your lenders, the likelihood that the company will be able continue as a going concern and satisfy these obligations prior to foreclosure and bankruptcy.

RESPONSE: As of today’s date, we have a total of $2,881,317 of loan principal that is past due from a total principal balance of $6,717,537, representing 11 individual parties. Under the terms of the loan agreements the full principal is payable upon default. In addition, $2,105,856 of accumulated interest, preferred share dividends and related penalties is past due on these loans. We are in constant contact and active discussions with these parties about the outstanding debt and rescheduling payments in the future based on the business progress during 2010 and the ability of the Company to meet the new arrangements from the Kodiak funding. They are waiting to finalize these terms once the Registration Statement is deemed effective and a structured funding environment is in place. Of the 11 parties, four have taken a legal process, the remainder, including our secured lender, have not and are supportive of the Company during this process. Of the four that have taken legal steps we still expect, based on discussions with them, that they will not instigate any bankruptcy proceedings should the process be successful and we are confident that suitable payment terms will be agreed upon over the duration of the Kodiak funding. In addition to these loans, we have approximately $1.2 million of trade payables that are past due. Two parties have received summary judgments as reported in the Form 10-K and Form 10-Q and we have been served with a pending action from another. Despite receiving these judgments, we have agreed to terms to pay down one of the larger amounts over two years as there is a clear understanding within all groups that the only way for these groups to recover the amounts due is to work with the Company going forward and our secured lender is supportive of the Company in dealing with these unsecured groups. This position gives management confidence in successfully satisfying these obligations prior to foreclosure or bankruptcy.

Forward Looking Statements, page 23

21. Please remove your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as it is not available for penny stock issuers.

RESPONSE: We have revised the Quarterly Report to remove the reference to the Private Securities Litigation Reform Act of 1995 (See page 38 of the Quarterly Report).

Item 4T. Controls and Procedures, page 24

22. Revise to disclose the conclusions of your Chief Executive Officer/Chief Financial Officer as to the effectiveness of your disclosure controls and procedures. We note that in your Form 10-K you indicated that additional steps were warranted to correct material weaknesses in your internal control over financial reporting. We also note that during the first quarter of fiscal 2011, no significant changes to your internal control over financial reporting were reported. Tell us whether no changes were made because the material weaknesses have been ameliorated or, if they still exist, why no changes were made.

RESPONSE: No changes were made to Flint’s internal control over financial reporting in the first quarter ended September 30, 2010 because the material weaknesses have been ameliorated.  We have revised the Quarterly Report accordingly (See page 39 of the Quarterly Report).

Form 8-K filed October 28,2010

23. Tell us why financial statements for Ingedigit International, Inc. and Gothan Ingedigit Financial Processing Corp are not required by Article 3-05 of Regulation S-X.

RESPONSE: Financial statements for Ingedigit International, inc. and Gotham Ingedigit Financial Processing Corp. are required and will be disclosed in a Current Report on Form 8-K as soon as reasonably possible.  Due to administrative error, Section 9 of the Form 8-K disclosing the closing of these acquisitions did not correctly indicate that these financial statements will be forthcoming.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Vincent Browne
Vincent Browne
Chief Executive Officer